NORTH AMERICAN TECHNOLOGIES GROUP, INC.
1995 ANNUAL REPORT

[LOGO OF NORTH AMERICAN APPEARS HERE]

                                                 [GRAPHIC OF EARTH APPEARS HERE]

Dear Shareholders,

[GRAPHIC OF EARTH APPEARS HERE]

It has been just over one year since the new management group joined the Company, and a lot has happened during the past year. The year of 1995 should be remembered as the year of new beginnings for the company. When you review the past year's accomplishments, you can start to appreciate just how much progress we have made and how much more substantial the company is now as compared to one year ago:

 . The acquisition of EET, Inc., its patented TechXtract/TM/ technology, and its proven management team which led to the company's restructuring, its new strategy, and its focus on positive operating results.

 . The acquisition of Industrial Pipe Fittings, Inc. which added a a growing revenue base and entrance into the high growth High Density Polyethylene pipe market.

 . The acquisition of Gaia Technologies, Inc. which added an exciting new technology for the combined use of recycled rubber and plastics in performance products with high revenue and growth potential.

 . The initiation of sound commercial development programs for the Oleofilter/TM/ and BioKatT/TM/ technologies which should lead to positive future revenue in both businesses.

 . The completion of a total management restructuring and change in strategy which led to a significant reduction in overhead costs, major improvement in the company's Balance Sheet, and much higher profit potential for the future.

 . The realization of sustainable revenues from our acquisitions which led to removal of the development stage status on our financial statements and a new operations and marketing orientation for the company.

 . The completion of a major equity infusion which not only gave the company a much more secure financial structure but also eliminated the "going-concern" qualification on the company's previous financial statements.

All in all, the steps that were taken by the company in 1995 moved the company significantly closer to becoming a real, fundamentally sound business enterprise. There is still much more that needs to be accomplished, but with the progress that was made in the past year, your new management is confident that our new strategy can and will be successfully implemented. The accomplishments of 1995 all pave the road toward improved financial performance, and we are confident that they will lead to growing revenues, profitability, and improved performance in our stock price. Our whole management team is committed to making that a reality. It is also important to note that this confidence is shared by our new equity investors, including NationsBanc Capital Corporation, a subsidiary of one of the largest and most respected financial institutions in the United States. Our management team intends to justify their confidence in our strategy which should ultimately lead to rewards for all our shareholders. We thank all of you, our dedicated shareholders, for your patience and past support, and look forward to sharing the benefits of our future success.

                        Sincerely,

                        [Signature of Tim Tarrillion appears here]

                        Tim B. Tarrillion
                        President, Chief Executive Officer,
                        and Chairman of the Board

                                           [LOGO OF NORTH AMERICAN APPEARS HERE]

                          [INTENTIONALLY LEFT BLANK]

The
Company

[GRAPHIC OF THE EARTH APPEARS HERE]

History

Prior to 1995, North American Technologies Group, Inc. (NATK) was primarily involved in the development of various environmental technologies dealing with the remediation of soils and sludges, and the biocatalytic upgrading of various hydrocarbon streams. During 1995, the company changed its strategy and shifted its focus from technology development to technology commercialization and from environmental remediation technologies to technologies which address more profitable areas in the environmental and related industries. As part of this strategy change, the company completely revamped its senior and middle management structure and brought in a new management team that has both direct operating experience in the energy and environmental industry and a successful track record in growing and running a publicly-traded company.

     In executing this new strategy, the company made three separate acquisitions of companies that expanded NATK's areas of focus, added businesses with current and growing revenues, and added experienced management personnel needed to make this transition. These acquisitions included EET, Inc. (EET) which added the patented TechXtract/TM/ technology and an established waste management business; Industrial Pipe Fitting, Inc. (IPF) which manufactures and distributes transition and related fittings for the High Density Polyethylene Pipe Industry; and Gaia Technology, Inc. (Gaia) which manufactures and distributes products made from recycled rubber (from automobile tires) and plastic. As such, the company now markets its products and services through these three wholly-owned subsidiaries and under the NATK name directly.


Strategy

The Company's new strategy is based on acquiring and internally developing businesses that are grounded on a proprietary core technology or preferred market position. From this proprietary or preferred base, the company strives to develop a family of products, services, and technology agreements that provide high economic and performance-based value to customers in the natural resources, energy, environmental, and related industries. The company has brought together a group of managers that have the combined ability to understand and improve novel technologies, and implement programs to identify and penetrate target markets for these products. This ability to combine technical and marketing expertise is essential in the successful execution of NATK's strategy.

     In this regard, NATK has already identified several core technologies and businesses that we believe will provide the company with an initial basis for execution of this strategy. Our current set of core technologies include EET's TechXtract/TM/ for decontamination of buildings, floors, and equipment; Gaia's technologies for the manufacture of products from recycled rubber and plastic; NATK's Oleofilter/TM/ for the removal of oil from water; and NATK's BioKatT/TM/ for the upgrading of crude oil. NATK's businesses that have preferred market position include EET's Waste Management Services, and IPF's manufacturing and distribution of transition and related fittings. The company believes that these technologies and businesses will lead to rapid growth in revenues and significantly improved future financial performance. In addition, the company plans to continue to seek, and possibly acquire, other technologies and businesses which could provide significant future opportunities for additional revenue growth and profits.

Technologies
and Businesses

[GRAPHIC OF EARTH APPEARS HERE]

The Company's core technologies and businesses are in varying stages of development and commercialization. EET's TechXtract /TM/ and Waste Management businesses, IPF's transition and relating fittings businesses, and Gaia's porous pipe and air conditioner pad businesses are currently contributing to the revenue growth of the Company. NATK's Oleofilter/TM/ business is in the active marketing stage and revenues from this product line are anticipated very soon. Gaia's railroad crosstie product line and NATK's BioKatT technology are still in the development stage, but are expected to add to the Company's growth at some time in the future if their commercialization continues as anticipated. Following is a brief description for each of NATK's current core technologies and businesses.

TechXtract/TM/
The TechXtract/TM/ contaminant extraction process has been proven as a highly effective, non-destructive process for the removal of PCBs (chemical contaminants), heavy metals, radionuclides (radioactive atoms), and other hazardous substances from porous surfaces and their underlying substrates. The true distinction of the TechXtract/TM/ technology is its ability to extract subsurface contaminants without destroying the surfaces of the contaminated structures. This performance puts the process in a unique niche where surface cleaning is ineffective and physical (destructive) processes are unacceptable or uneconomical. NATK has achieved unparalleled success with a variety of contaminants in over 200 extraction projects, and the Company's continuing research is making the process even more effective. Given the core capabilities of this technology, NATK hopes to develop a series of products, services, and licensing agreements for the application of the technology in real estate rehabilitation and property transfer, radioactivity decontamination, commercial and retail stain removal from concrete, and industrial scale removal. Each market provides a strong growth potential based on expected customer acceptance of TechXtract/TM/'s unique capabilities and patented formulations.

EET's Waste Management Services
EET's Waste Management Services (WMS) is a service group providing expertise and project personnel in the identification, packaging, documentation, transportation and disposal of hazardous and special wastes for government, environmental consulting/engineering firms, and industry. These services include, identification and characterization of unknown wastes, waste consolidation, drum handling, lab packing, and remediation and decontamination of sites and facilities. WMS provides 40-hour Occupational Safety and Health Act (OSHA) certified project managers and environmental technicians who can mobilize quickly and economically at the customer's location. The skills and credentials of WMS field personnel are also complimentary to those of TechXtract/TM/ field personnel and can provide surge capacity for peaks in the TechXtract/TM/ business of EET. WMS has a preferred market position in waste handling projects for light industrial customers and government agencies in the Central Texas Market. Given the expanded resources of NATK, growth of WMS is expected in other industrial customers and surrounding areas. Such expansion should lead to revenue growth and continued profitability for this business unit.

Industrial Pipe Fittings, Inc (IPF)
Industrial Pipe Fittings, Inc (IPF) is a manufacturer and distributor of thermoplastic products that are used primarily in the High Density Polyethylene
(HDPE) pipe industry. IPF manufactures a full line of mechanical joints and other specialized connectors for various HDPE pipe applications. The most popular line of manufactured items are four types of quick connect fittings as well as a comprehensive line of threaded, weld-end, and flanged adapter fittings. The Company also stocks and distributes related products which complement the use of its existing line of manufactured fittings. IPF also provides customized engineering and specification work for many end-user applications. IPF has recently expanded its plant capacity and has introduced a new product line of internally fabricated large diameter elbows, tees, and wyes. The company further expanded its product offerings with the inclusion of a high quality line of tapping saddles obtained through an exclusive distribution agreement with Alprene SAS of Bologna, Italy. IPF believes that the quality of its products and enhanced service capabilities set it apart from its competitors. IPF's competitive position is also enhanced because its range of products allow the company to market its products to multiple segments of the growing HDPE pipe industry which includes applications in the mining, petrochemical, chemical, oilfield service, gas distribution, and waterworks industries.

Gaia Technologies
Gaia's core technologies provide the company with unique manufacturing capabilities and product opportunities through the combination of new and recycled thermoplastics mixed under pressure with crumbed rubber made from discarded vehicle tires or virgin synthetic (vulcanized) rubber scraps. Typically, the resulting capabilities provide a high-value product that can outperform existing products and replace or significantly reduce the need for virgin raw materials. Certain aspects of this technology, including formulations and manufacturing techniques, are covered by six existing patents and the company plans to pursue additional patents as improvements or new innovations are made.
  The Gaia technologies are currently being applied to produce three broad categories of products for NATK: porous pipe, air conditioner support pads, and synthetic railroad crossties. In addition, Gaia's technologies are being targeted for application in various other products including marine lumber, crates, oilfield mats, roofing, and other synthetic construction materials.
  POROUS PIPE: This continuous cylindrical membrane of rubber-plastic polymeric alloy, is used as an integral part of an underground, integrated, and engineered distribution network for commercial irrigation. When used in underground irrigation systems, porous pipe promotes increased crop yields, weed control, and water conservation. Gaia's porous pipe is currently marketed worldwide primarily in arid and semi-arid regions, although certain crops make underground irrigation an attractive alternative regardless of weather conditions.
  AIR CONDITIONER SUPPORT PADS: Gaia's technologies are also currently used to make simple support pads for outside air conditioning condenser units - effectively replacing heavier concrete pads. Gaia's proven mold designs and compositions for this product have clear competitive advantages over the traditional concrete pad and competing synthetics. Distribution agreements for this product allow for current sales of this product throughout the southwestern and southeastern United States.
  COMPOSITE SYNTHETIC RAILROAD CROSSTIE: A key potential new product for the use of Gaia's technologies is a composite railroad crosstie. As part of the purchase of Gaia Technologies, Inc., NATK has the exclusive rights to acquire TieTek, Inc., which currently is working to perfect a prototype synthetic crosstie. The techniques used for these prototypes are based solely on the Gaia technologies, and the prototypes have shown that they can function and perform with similar characteristics to a wood tie with regard to toughness, density, elasticity, and flexibility. It is anticipated that a current joint development project with a major U.S. railroad will lead to a commercial synthetic crosstie that would gain high acceptance and use in the worldwide railroad industry. When commercial production becomes a reality, NATK anticipates manufacturing these synthetic crossties for distribution both domestically and internationally.

Oleofilter/TM/
Oleofilter/TM/ is a water filtration unit, designed by and licensed from Exxon, that utilizes an amine-coated ceramic granule to separate suspended and emulsified hydrocarbons from aqueous solutions. The unit can be skid-mounted or designed as distinct separator and filter components and can treat virtually any oil/water mixture at rates up to two hundred and fifty gallons per minute. Applications of the technology include: bulk terminal storm waters, oil and gas produced water, landfill leachate recovery, marine bilge water discharge, environmental remediation, vehicle/truck wash recycle, recovered industrial plant waters, and separation of animal fats and lubricants. Moreover, NATK is actively seeking market opportunities and market alliances for the use of the Oleofilter/TM/ in combination with other state-of-the-art water treatment technologies and equipment.

BioKatT/TM/
The BioKatT/TM/ process is based upon a proprietary fermentation process which produces biochemical ingredients effective in altering physical properties of certain crude oils. It is believed that proprietary enzymes catalyze certain changes in the crude oils which ultimately affect both viscosity, molecular structure, and sulfur/metal content. If fully commercialized, NATK's process could be a particularly attractive solution since it operates at ambient temperatures and pressures, utilizes non-hazardous biochemical formulations, and would probably require only simple process equipment. The company has just recently completed a series of reverification tests for this technology which have given NATK that data it needs to approach several major oil companies concerning a joint research and commercialization project for this technology. If the technology does prove to have commercial applications, the long-term financial effects on NATK could be very substantial. Since the potential benefits of BioKatT/TM/ are so large and laboratory tests have continued to show consistent positive results, the Company intends to continue to aggressively pursue opportunities for the development of BioKatT/TM/ and its ultimate commercialization.

SELECTED FINANCIAL DATA

     The following table sets forth historical financial information for the Company and should be read in conjunction with the Financial Statements and the Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations which are contained elsewhere in this Report.

                            YEAR           YEAR             YEAR            YEAR          YEAR        PRO FORMA
                            1991         1992(1)            1993            1994          1995       YEAR 1995(2)
REVENUE                 $-0-          $-0-            $269,073          $1,945,697    $2,642,735    $2,642,735
NET LOSS                $(376,735)    $(2,481,206)    $(1,503,502)      $(4,936,330)  $(7,340,240)  $(7,340,240)
NET LOSS PER SHARE      $(.04)/(3)/   $(.37)          $(.25)            $(.35)        $(.40)        $(.40)
TOTAL ASSETS            $987,447      $2,383,445      $6,515,883/(4)/   $8,190,677    $7,884,719    $13,453,469
STOCKHOLDERS' EQUITY    $713,517      $1,648,155      $4,272,312        $5,007,443    $1,086,810    $10,505,560
LONG TERM DEBT          $-0-          $250,000        $462,500          $500,000      $3,535,461    $835,461

1. Selected financial data of the Company for the periods after 1991 are after recapitalization.
2. After giving effect to the issuance of the Series E and F Convertible Preferred Stock issued in March and April 1996; reflects payment of debt obligations of $1,050,000 from the net proceeds.
3.   Figures based on one for fifteen reverse stock split.
4. Increase over prior period is principally due to the exercise of options for NAT Common Stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

BACKGROUND AND BASIS OF PRESENTATION

     Prior to the acquisitions in 1995 of EET, IPF and GAIA, the Company was a development stage company engaged in the development, acquisition and application of technologies in the environmental and energy industries. Until such acquisitions, the Company had limited revenues, consisting primarily of payments for demonstration projects.

     The Company ended its development stage status by virtue of its acquisitions on March 7, 1995 of EET, on June 30, 1995 of IPF, and on December 29, 1995 of GAIA. EET's TechXTract(TM) Process has been used in over 200 successful projects and has generated for EET revenues of approximately $1,900,000 from its inception through December 31, 1995. In addition, EET generated revenues of approximately $1,500,000 from environmental services in the same period which were not related to the TechXTract(TM) Process. IPF generated revenues of approximately $1,400,000 from its inception through December 31, 1995. GAIA's patented process for manufacturing products from recycled rubber began generating revenues for the Company in the first quarter of 1996.

     The acquisitions of EET and IPF were accomplished through mergers pursuant to which an aggregate of 3,070,729 shares of the Company's Common Stock and 71,000 common stock purchase warrants were issued to former EET and IPF security holders. The acquisition of substantially all the assets of GAIA was accomplished for the following consideration: (a) issuance of 1,666,667 shares of the Company's Common Stock, (b) payment of $305,500 in cash, (c) the issuance of a 90-day promissory note by the Company in the principal amount of $1,050,000, (d) forgiveness of certain debt obligations (together with all interest owed thereon) owed by GAIA to the Company of approximately $1,881,400; and (e) assumption of approximately $194,000 in account payable obligations.

     The acquisitions of EET and IPF have been accounted for as poolings-of-interests. Accordingly, the Company's consolidated financial statements have been restated to include the accounts of EET and IPF from their respective dates of inception, August 1993 and January 1994. The acquisition of GAIA has been accounted for under the purchase method of accounting. Accordingly, the consolidated results of operations of the Company do not include the operations of GAIA, which will be included in future results of operations from the effective date of the acquisition, December 29, 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company has financed its operations primarily through private placements of its equity securities and convertible debentures, short-term loans and proceeds received from the exercise of its warrants and options to acquire its securities. The Company continued to use the placement of such securities during 1995 and through April 8, 1996 to generate the cash needed to fund its operating losses and capital requirements, and to complete the acquisition of GAIA. Specifically, during 1995 the Company used net cash of $4,333,000 for operating activities and $3,440,000 for investing activities, while the net cash proceeds from financing activities was $4,840,000. The debt and equity transactions for 1995 and through April 8, 1996 are described below.

COMMON STOCK
- ------------

     The Company received net proceeds of approximately $2,110,000 from the sale of the Company Common Stock throughout 1995.

13 1/2% CONVERTIBLE SUBORDINATED NOTES
- --------------------------------------

     In September 1995, the Company received cash proceeds of $2,700,000 from the placement of its convertible subordinated notes (the "Notes") and warrants to acquire 2,700,000 shares of the Company's Common Stock (the "Note Warrants"). The Notes bear interest at 13 1/2% per annum, which is payable semi-annually but may be deferred during the first three years at the option of the Company. The principal amount of the Note plus the deferred interest, if any, is convertible at the option of the holders into shares of the Company's Common Stock at a conversion price of $1.00 per share, subject to certain adjustments, at any time after September 22, 1996 and prior to maturity on September 22, 2000. Repayment of the unconverted portion of the principal amount is due in one balloon payment on September 22, 2000. The indebtedness evidenced by the Notes is subordinated to certain existing and future indebtedness of the Company.

     On April 8, 1996, the Notes and the Note Warrants were converted into 27,000 shares of the Company's Series F Convertible Preferred Stock ("Series F Shares") and new warrants to purchase 2,700,000 shares of the Company's Common Stock. See discussion below. The Company elected to defer the interest payment relating to the Notes that was due on March 22, 1996. However, interest of approximately $198,000 (which includes the deferred interest) was paid to the note holders on April 8, 1996 in conjunction with the conversion into the Series F Shares.

     Approximately $1,035,000 of the net proceeds received from the Notes was used to fund a loan to GAIA prior to its acquisition on December 29, 1995. This loan was forgiven as part of the purchase price consideration.

SERIES D CONVERTIBLE PREFERRED STOCK
- ------------------------------------

     On December 28, 1995, the Company received net proceeds of $750,000 from the issuance of 30 shares of Series D Convertible Preferred Stock ("Series D Shares"). The holders of the Series D Shares are entitled to dividends, payable quarterly at a per annum rate of $3,750 per Series D Share and certain liquidation preferences. At the option of the holder, the Series D Shares may be converted into the Company's Common Stock using a conversion rate computed as the lesser of (a) a calculated value utilizing a discount to the market price, as defined, of the Company's Common Stock, or (b) $.875 per share. One-third of the Series D Shares were converted in mid-March 1996 into 414,800 shares of the Company's Common Stock. Another one-third can be converted in mid-April 1996, with all remaining Series D Shares available for conversion by the end of May 1996. At March 31, 1996, the Company owed dividends of approximately $28,000 to the holders of the Series D Shares.

     Approximately $305,500 of the proceeds received from the Series D Shares was used to complete the acquisition of GAIA on December 29, 1995.

SERIES E CONVERTIBLE PREFERRED STOCK
- ------------------------------------

     In February and March 1996, the Company received net proceeds of $1,218,750 from the issuance of 50 shares of Series E Convertible Preferred Stock ("Series E Shares"). The holders of the Series E Shares have certain liquidation preferences and are not entitled to any dividends. At the option of the holder, the Series E Shares may be converted into the Company's Common Stock using a conversion rate computed as the lesser of (a) a calculated value utilizing a discount to the market price, as defined, of the Company's Common Stock, or (b) $1.50 per share. One-fourth of the Series E Shares can be converted after August 1996, with another one-fourth available for conversion every three months thereafter.

SERIES F CONVERTIBLE PREFERRED STOCK
- ------------------------------------

     On April 8, 1996, the Company issued 82,000 share of Series F Convertible Preferred Stock ("Series F Shares") and warrants to acquire 8,200,000 shares of the Company's Common Stock (the "Series F Warrants"). Cash proceeds of $5,500,000 was received for 55,000 Series F Shares and 5,500,000 Series F Warrants. The remaining 27,000 Series F Shares and 2,700,000 Series F Warrants were issued in exchange for the surrender of the Notes and the Note Warrants. See discussion above. The Series F Warrants have an exercise price of $1.00 per share, subject to certain adjustments, and expire on April 8, 2004.

     Dividends accrue on the Series F Shares at a per annum rate of $13.50 per share and are payable semi-annually. The Company may elect to defer and accrue dividend payments during the first three years, in which case, each holder may elect to receive payment of the dividend in the form of additional Series F Shares. The holders of the Series F Shares have certain liquidation preferences. The Series F Shares may be converted into Company Common Stock at the option of the holder using a conversion rate, subject to certain adjustments, of $1.00 per share. On or after April 8, 2001, the Series F Shares can be converted at the holder's option at the lower of (a) the then-current conversion price, or (b) a calculated value utilizing a discount to the market price, as defined, of the Company's Common Stock. The Company may redeem the Series F Shares at face value on or after April 8, 2004.

     Each Series F Share entitles the holder thereof to the number of votes equal to the number of shares of Common Stock into which such Series F Share may be converted from time to time. In addition, the Company has agreed to cause its Board of Directors to be increased to nine positions, four of which may be filled by nominees selected by the holders of the Series F Shares.

     The preferred stock purchase agreement and the certificate of designation for the Series F Shares contain covenants which, if breached by the Company, provide for certain remedies. Certain of these covenants are considered outside of the Company's control. These covenants include, among other things, that the Company obtain a minimum net worth, as defined in the agreement, by December 31, 2000. For breach of these covenants that are outside of the Company's control the remedy allows the Series F holders to convert their shares into the Company's Common Stock using a conversion rate computed as the lesser of (a) the conversion price, as adjusted; or (b) a calculated value utilizing a discount to the market price, as defined. Also, the stock purchase agreement contains certain covenants that are considered within the control of the Company. These covenants, among other things, require the delivery of financial information and restrict the Company from incurring additional debt if, immediately upon incurrence of such debt, the Company's debt to equity ratio exceeds a certain ratio, as defined by the agreement. For breach of these covenants that are within the Company's control the remedies allow the Series F holders to elect a majority of the Company's Board of Directors and to either (1) convert their shares into the Company's Common Stock using a conversion rate computed as the lesser of (a) the conversion price, as adjusted; or (b) a calculated value utilizing a discount to the market price, as defined; or (2) request the Company to redeem their shares. If the Series F holders elect redemption, the shares will be redeemed at the greater of (a) the fair market value, as defined; or (b) the initial purchase price, plus unpaid dividends and interest, if any. At the Company's option, the shares may be redeemed with cash or a three year promissory note.

     Of the proceeds received from the Series F Shares, $1,050,000 was used to repay the outstanding principal balance on the note issued on December 29, 1995 to GAIA Holdings, Inc. related to the acquisition of the assets of GAIA. The Company has an additional 18,000 Series F Shares that are authorized and could be issued for consideration of $1,800,000 under the same terms and conditions through May 15, 1996.

     As a result of the financing transactions described above, the Company believes it has sufficient cash available to finance the Company's operations during 1996. As shown in the pro forma balance sheet, as of December 31, 1995, the Company had a pro forma cash balance of $5,902,000, pro forma working capital of $5,337,000 and pro forma stockholders' equity of $10,505,000. Depending upon the availability of traditional secured debt financing for both working capital and capital expenditures, and the amount of cash needed to consummate future acquisitions, if any, the cash received from these equity placements could provide operating capital through 1997.

TRANSACTIONS RELATING TO EURO SCOTIA FUNDING LIMITED
- ----------------------------------------------------

     In April 1993, the Company had invested $2,554,859 with Euro Scotia Funding Limited (ESF) in exchange for a secured note receivable, which the Company could call upon thirty days notice to ESF. Through April 1994, income from the note was generated from the management, by ESF, of investments in various margin transactions involving U.S. and other governmental debt securities, currency forward exchange contracts and certain corporate debt and equity securities. Under the terms of the note, the Company and ESF shared equally in trading profits. For the years ended December 31, 1995, 1994 and 1993, the Company recognized interest income totaling $283,966, $85,832 and $523,623, respectively, and trading profits for the years ended December 31, 1994 and 1993, totaling $512,312 and $2,169,672, respectively.

     Effective December 31, 1994, the Company renegotiated the terms of the note receivable from ESF. Under the new agreement, ESF was to repay the note in ten semi-annual installments of $327,885, plus interest at 10% per annum, commencing July 1, 1995. ESF elected, as permitted under the agreement, to prepay as of December 31, 1994 the earliest payments using the amounts owed to it by the Company for borrowings under the line of credit agreement and for services rendered. At December 31, 1994, the face value of the original note plus accrued interest receivable totaled $3,278,857, borrowings under the line of credit plus accrued interest payable totaled $356,473, and amounts owed to ESF for services totaled $121,621. The net balance of $2,800,763 was reflected on the consolidated balance sheet at December 31, 1994.

     The note was to be collateralized by $3,200,000 in U.S. Treasury obligations held by a third-party brokerage firm for the benefit of the Company. ESF had signed an irrevocable power of attorney to the Company giving it the ability to seize the collateral in the event of a default, provided that such default was not cured within thirty days after written notice. In addition, there were irrevocable instructions provided to the brokerage firm stating that ESF would be allowed to trade the securities constituting the collateral. However, the securities had to be substituted with U.S. treasuries, and the value of such securities could not fall below the lesser of $3,200,000 or 110% of the outstanding principal balance on the note.

     The semi-annual payment due January 1996, in accordance with the note agreement was not paid by ESF. During the fourth quarter of 1995, the Company learned that the brokerage firm that holds the collateral for the ESF note and an affiliate of ESF were named as defendants in a lawsuit filed by the Florida Department of Insurance in which it is alleged, among other things, that such brokerage firm issued false account confirmations. The Company also learned that such brokerage firm has applied for withdrawal as a registered broker/dealer in a number of states, including the state in which such securities were to have been held.

     In early 1996, the Company also learned that the United States Securities and Exchange Commission sought and was granted in late December 1995, a temporary restraining order against certain affiliates of ESF in the United States District court for the District of Colorado that, among other things, froze investor funds of the defendants and certain of their affiliates, and required each such party to prevent the disposition, transfer or other disposal of any of their funds or other assets then held by them, under their control or over which they exercise investment or other authority.

     After learning of the lawsuit, the Company unsuccessfully attempted to gain reliable information about the existence and value of the securities that were to have been held for the Company's benefit in connection with the ESF note. Accordingly, as of December 31, 1995, the Company decided to write-off the note receivable of $2,800,763 and accrued interest recognized during 1995 of $283,966, for a total loss of $3,084,729.

     The Company has made demand for payment of the ESF note, in accordance with the agreement and is exploring other legal remedies available against ESF and the brokerage firm charged with holding the collateral for the note.

ACQUISITIONS
- ------------

     During 1995 the Company completed three acquisitions: EET, IPF and GAIA. The aggregate consideration paid for these acquisitions was (a) 4,737,396 shares of the Company's Common Stock; (b) $305,500 cash; (c) forgiveness of amounts due to the Company of $1,881,400; (d) issuance of a 90-day promissory note of $1,050,000; (e) 71,000 warrants to purchase Company Common Stock; and (f) assumption of approximately $194,000 in account payable obligations. In addition, as a result of the acquisition of EET, the Company advanced cash to EET for it to repay certain outstanding debt obligations totaling $612,500. The Company also redeemed EET's outstanding preferred stock of $305,000.

     Simultaneous with the acquisition of GAIA, the Company entered into a Crosstie Purchase Option and Loan Agreement with TieTek, Inc. ("TieTek")., a newly formed corporation owned by three individuals, two of whom are officers of the Company's new subsidiary, GAIA Technologies, Inc. Pursuant to this agreement, the Company is obligated to lend up to $1,500,000 (the "Crosstie Loan") to TieTek for it to use in the development of an alternative railroad crosstie manufactured from recycled rubber using GAIA's patented and proprietary technologies. Amounts advanced to TieTek bear interest at 10%, and are due two years after the earlier of (a) the date on which the Company provides notice to TieTek that it will not exercise its option to purchase all the capital stock of TieTek (the "Crosstie Purchase Option"), or (b) the expiration of the Crosstie Purchase Option Period, which is a two year period unless extended by one year upon the occurrence of certain events. The consideration for acquiring TieTek utilizing the Crosstie Purchase Option would be the forgiveness of all the then-outstanding indebtedness under the Crosstie Loan and payment of certain royalties based on certain products sold by TieTek over a fifteen-year period. As of December 31, 1995, the Company had advanced $220,000 under the Crosstie Loan. The Crosstie Loan is collateralized by a pledge of, and a lien on, all of TieTek's assets and capital stock, and 666,667 shares of the Company's Common Stock.

OTHER
- -----

     In January 1996, an officer and director of the Company loaned $250,000 to IPF under the terms of a promissory note. The note bears interest at 13% per annum, requires monthly payments of $5,700 and matures in January 1999. Proceeds from the note were used by IPF to purchase a machine for fabricating wyes, tees and els. The equipment purchased serves as collateral for the note.

     The Company entered into an agreement with its former Chairman of the Board in July 1995, as amended in December 1995, which provides for, among other things, a payment of $250,000 in settlement of his five-year employment contract, payable in bi-weekly installments of $11,538 beginning in January 1996.

     The Company is a defendant in several legal actions which, if decided against the Company, could have a material adverse effect on the financial condition of the Company.

NEW ACCOUNTING PRONOUNCEMENTS
- -----------------------------

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS No. 121). SFAS No. 121 requires, among other things, that impairment losses on assets to be held and gains or losses from assets that are expected to be disposed of, be included as a component of income from continuing operations. The Company will adopt SFAS No. 121 in 1996 and its implementation is not expected to have a material effect on the consolidated financial statements.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 encourages entities to adopt the fair value method in place of the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), for all arrangements under which employees receive shares of stock or other equity investments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock. The Company does not anticipate adopting the fair value method encouraged by SFAS No. 123 and will continue to account for such transactions in accordance with APB No. 25. However, the Company will be required to provide additional disclosures beginning in 1996 providing pro forma effects as if the Company had elected to adopt SFAS No. 123.

RESULTS OF OPERATIONS

ANALYSIS OF YEARS ENDED DECEMBER 31, 1995 ("1995") AND DECEMBER 31, 1994
("1994")

     The total net loss for 1995 of $7,340,000 reflects an increase of $2,404,000 from the 1994 net loss of $4,936,000. This increase in net loss occurred despite an increase in revenues and gross profits due to an increase in selling, general and administrative expenses and an increase in other expenses. Specifically, revenues increased $697,000, generating an increase in gross profits of $131,000; selling, general and administrative expenses increased $1,313,000; research and development expenses decreased $910,000; and other expenses increased $2,249,000, each as described in detail below.

REVENUES
- --------

     The increase in revenues of $697,000 in 1995 reflects increased sales volume by both IPF and EET. IPF's growth in monthly shipments is reflected in its revenue increase of $400,000. EET contributed to the balance of the revenue growth by increasing sales of its services $297,000 in 1995. Revenue increases are attributable to increased marketing efforts undertaken in 1995 by each of the Company's principal operating units. Prices for the Company's products and services remained stable during 1995. The Company expects revenues to increase significantly in 1996 due to the commencement in the first quarter of commercial sales of GAIA's air conditioning condenser support pads and increased management attention to marketing now that the Company's business restructuring is substantially complete. While market acceptance of the support pad is encouraging, such revenues may be limited by plant capacity. Furthermore, the Company's revenues from its TechXTract(TM) Process remain subject to uncertainties caused by the difficulties associated with the project nature of its past business strategy and with marketing to governmental units such as the Department of Energy. As a result, the Company is evaluating additional opportunities for commercial revenues of the TechXTract(TM) Process.

GROSS PROFIT
- ------------

     Although revenues increased 36%, the gross profit percentage decreased from 41% in 1994 to 35% in 1995. This decrease in gross profit was due primarily to lower margins experienced earlier in 1995 by EET which resulted from higher than anticipated out-of-town expenses and contract labor costs on certain projects undertaken and completed by EET in 1995 as compared with 1994.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
- --------------------------------------------

     Selling, general and administrative expenses increased $1,313,000 during 1995 compared with 1994 primarily as a result of the effect of increased legal fees, the expenses associated with the management restructuring completed in 1995, and the addition of new officers to the Company, each as described below.

     Legal fees increased $550,000 in 1995, reflecting the effect of increased outside counsel costs and other direct expenses associated with management's decision to actively pursue the resolution of several outstanding lawsuits, including the arbitration hearings that concluded in February 1996 relating to Bio Trace International, Inc. and the activity early in 1995 relating to the lawsuit against a former officer and director of the Company. Neither of these lawsuits should contribute significantly to legal expenses in 1996. Another factor for the increase in fees relates to the acquisition of EET and IPF. Since each acquisition was accounted for as a pooling-of interest, all related costs were expensed in the consolidated statement of loss for 1995.

     Restructuring costs attributed to an increase of $500,000 in 1995. This consisted of the one-time accruals and or payments for the following: (a) $250,000 for settlement of the five-year employment contract of the former Chairman of the Company; (b) $100,000 in severance costs for seven employees no longer with the Company; (c) $50,000 in facility closing costs or for the termination of equipment rental contracts; and (d) $100,000 in consulting contracts and related expenses that were terminated in 1995.

     The Company also employed two new officers in late March and early April 1995. Including relocation costs and prorated salary amounts, the addition of these employees accounted for an increase of approximately $250,000 in 1995.

RESEARCH AND DEVELOPMENT EXPENSES
- ---------------------------------

     Research and development expenses decreased $910,000 in 1995 due primarily as a result of decreased lab testing fees and the termination or completion of various consulting arrangements. Research and development expenses should continue to decrease in 1996 to reflect management's focus on the commercialization of its existing products. However, the Company is expecting to spend in excess of $350,000 a year on research and development to support the Company's technologies.

OTHER INCOME AND EXPENSE
- ------------------------

     Other income and expense increased from expense of $864,000 in 1994 to expense of $3,112,000 in 1995. This was primarily due to the write-off of the ESF note receivable and related accrued interest totaling $3,804,729 and the related decrease in investment income from $512,000 to $0 for the same periods. See Liquidity and Capital Resources for discussion relating to the ESF note receivable.

DISCONTINUED OPERATIONS
- -----------------------

     Discontinued operations for 1994 reflect the results of operations for the analytical services division of EET which was discontinued in July 1994. Accordingly, no loss from discontinued operation was incurred in 1995.

ANALYSIS OF YEARS ENDED DECEMBER 31, 1994 ("1994") AND DECEMBER 31, 1993
("1993")

     The total net loss for 1994 of $4,936,000 reflects an increase of $3,433,000 from the 1993 net loss of $1,503,000. This increase in loss occurred despite increased revenues and gross profits and decreased expenses due to the significant decrease in other income. Specifically, revenues increased $1,677,000, generating an increase in gross profits of $700,000; expenses decreased $15,000; other income decreased $4,025,000; and loss from discontinued operations increased $124,000. These changes are addressed individually below.

REVENUES AND GROSS PROFIT
- -------------------------

     The increase of $1,677,000 in 1994 reflects increased revenues from a full year of operations of EET in 1994 compared with only four months in 1993, and the operations of IPF which began its business in January 1994. The increase in sales volume from 1993 to 1994 generated an increase in gross profit for 1994 of $700,000. The gross profit percentage increased from 35% in 1993 to 41% in 1994, reflecting improved margins from EET during its first full year of operations.

EXPENSES
- --------

     Expenses decreased $15,000 in 1994, consisting of an increase in selling, general and administrative expenses of $305,000 and a decrease in research and development expenses of $320,000.

OTHER INCOME AND EXPENSE
- ------------------------

     Other income and expense decreased $4,025,000 from income of $3,161,000 in 1993 to expense of $864,000. Of this decrease, (a) $2,068,000 can be attributed to a reduction in investment income and interest income relating to the Company's investment with ESF, as discussed under Liquidity and Capital Resources; (b) $1,200,000 relates to the change from recognition of $600,000 income in 1993 from the sale of marketing rights to the recognition of $600,000 as write-off of investment in 1994 when the stock received in consideration for the marketing rights was determined to be worthless; and (c) $751,000 relates to the increase in loss from the abandonment of mining properties in 1994.

DISCONTINUED OPERATIONS
- -----------------------

     In 1994, EET entered into a formal plan to dispose of its analytical operations. These discontinued operations contributed to a loss of $116,000 in 1994, compared to a gain of $7,000 in 1993.

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.
                               TABLE OF CONTENTS

                                                                                    PAGE
                                                                                    ----

       Report of Independent Certified Public Accountants..........................  13
       Consolidated Balance Sheets as of December 31, 1995 and 1994................  14
       Consolidated Statements of Loss for the Years
          Ended December 31, 1995, 1994 and 1993...................................  15
       Consolidated Statements of Stockholders' Equity
          for the Years Ended December 31, 1995, 1994 and 1993.....................  16
       Consolidated Statements of Cash Flows for the
          Years Ended December 31, 1995, 1994 and 1993.............................  18
       Notes to Consolidated Financial Statements..................................  19

                         INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
North American Technologies Group, Inc.

We have audited the accompanying consolidated balance sheets of North American Technologies Group, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of loss, stockholders' equity and cash flows for the each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of North American Technologies Group, Inc. at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                             /s/ BDO Seidman, LLP

                                                 BDO Seidman, LLP

Houston, Texas
March 14, 1996
(Except for Notes 7(a), 8(a)
  and 20, which are as of
  April 8, 1996)

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.
                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 1995 AND 1994

                                                                PRO FORMA
                                                                  1995                1995      1994
                                                              -------------  -------------  -------------
                      ASSETS                                    (Note 20)
                      ------
Current Assets:
 Cash and cash equivalents..................................  $  5,902,076   $    333,326   $  3,266,518
 Certificates of deposit (Note 17)..........................       200,000        200,000              -
 Accounts receivables, less allowance for
   doubtful accounts of $34,000 and $30,000.................       626,146        626,146        501,328
 Inventories (Note 3).......................................       329,902        329,902         64,254
 Prepaid expenses and other.................................       374,623        374,623        101,476
                                                              ------------   ------------   ------------
   Total Current Assets.....................................     7,432,747      1,863,997      3,933,576

Note Receivable (Note 4)....................................       248,967        248,967      2,800,763

Property and Equipment, Less Accumulated
 Depreciation (Note 5)......................................     1,401,634      1,401,634        592,858

Patents and Purchased Technologies, Less Accumulated
 Amortization of $155,361 and $75,000.......................     1,224,777      1,224,777        175,000

Goodwill, Less Accumulated Amortization of $55,553
 and $31,744................................................     2,576,481      2,576,481        444,422

Other Intangible Assets, Less Accumulated
 Amortization of $38,900 and $16,145........................       144,872        144,872         62,627

Other (Note 6)..............................................       423,991        423,991        181,431
                                                              ------------   ------------   ------------
                                                              $ 13,453,469   $  7,884,719   $  8,190,677
                                                              ============   ============   ============
                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------
Current Liabilities:
 Short-term borrowings (Note 7).............................  $     61,658   $  1,111,658   $    300,000
 Current maturities of long-term debt (Note 8)..............       264,396        264,396        562,500
 Notes payable to stockholders (Note 9).....................             -              -        213,302
 Accounts payable...........................................       974,400        974,400        692,998
 Accrued expenses (Note 9)..................................       795,506        895,506        580,122
                                                              ------------   ------------   ------------
   Total Current Liabilities................................     2,095,960      3,245,960      2,348,922

Long-term Debt, Less Current Maturities (Note 8)............       835,461      3,535,461        500,000

Minority interest (Note 10).................................        16,488         16,488        334,312
                                                              ------------   ------------   ------------
   Total Liabilities........................................     2,947,909      6,797,909      3,183,234
                                                              ------------   ------------   ------------
Commitments and Contingencies (Note 17)

Stockholders' Equity (Note 11):
 Preferred stock, $.001 par value, 10,000,000
   shares authorized; 30 and 80 shares issued...............    10,168,750        750,000             -
 Common stock, $.001 par value, 50,000,000 shares
   authorized; 23,927,285 and 18,692,489 shares issued......        23,927         23,927         18,692
 Additional paid-in capital.................................    20,270,015     20,270,015     17,613,667
 Deficit....................................................   (19,794,812)   (19,794,812)   (12,454,572)
 Treasury stock, at cost, 450,000 and 803,000 shares........       (16,488)       (16,488)       (32,312)
 Less notes receivable for sale of stock....................      (145,832)      (145,832)      (138,032)
                                                              ------------   ------------   ------------
   Total Stockholders' Equity...............................    10,505,560      1,086,810      5,007,443
                                                              ------------   ------------   ------------
                                                              $ 13,453,469   $  7,884,719   $  8,190,677
                                                              ============   ============   ============

         See accompanying notes to consolidated financial statements.

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.
                        CONSOLIDATED STATEMENTS OF LOSS
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                                          1995           1994          1993
                                                        -----------   -----------   -----------
Revenues.............................................   $ 2,642,735   $ 1,945,697   $   269,073
Cost of revenues.....................................     1,716,715     1,151,056       174,928
                                                        -----------   -----------   -----------
   Gross profit......................................       926,020       794,641        94,145
                                                        -----------   -----------   -----------
Expenses:
 Research and development expenses...................       595,771     1,506,073     1,826,089
 Selling, general and administrative expenses........     4,557,949     3,244,858     2,940,041
                                                        -----------   -----------   -----------

Total expenses.......................................     5,153,720     4,750,931     4,766,130
                                                        -----------   -----------   -----------

   Operating loss....................................    (4,227,700)   (3,956,290)   (4,671,985)
                                                        -----------   -----------   -----------
Other Income (Expense):
 Investment income (Note 4)..........................             -       512,312     2,169,672
 Interest income (Note 4)............................       354,665       112,897       523,623
 Interest expense....................................      (157,725)     (121,986)      (37,102)
 Minority interest in net loss (income)
   of subsidiary (Note 2)............................        (5,432)      (22,532)      182,009
 Equity in net (loss) income of affiliates (Note 6)..      (231,712)       50,000      (233,846)
 Sale of marketing rights (Note 12)..................             -             -       600,000
 Loss on write-off of investments (Notes 4 and 12)...    (3,084,729)     (600,000)            -
 Loss on abandonment of mining property (Note 13)....             -      (794,314)      (43,251)
 Other...............................................        12,393             -             -
                                                        -----------   -----------   -----------

Total Other Income (Expense).........................    (3,112,540)     (863,623)    3,161,105
                                                        -----------   -----------   -----------
Loss From Continuing Operations......................    (7,340,240)   (4,819,913)   (1,510,880)
                                                        -----------   -----------   -----------
Discontinued Operations (Note 14)
 Revenues............................................             -       291,588       138,975
 Costs of services rendered..........................             -       408,005       131,597
                                                        -----------   -----------   -----------
Gain (Loss) from Operations of Discontinued Segment..             -      (116,417)        7,378
                                                        -----------   -----------   -----------
Net Loss.............................................   $(7,340,240)  $(4,936,330)  $(1,503,502)
                                                        ===========   ===========   ===========
Net Loss Per Share...................................         $(.40)        $(.35)        $(.25)
                                                        ===========   ===========   ===========
Weighted Average Number of Common
 Shares Outstanding..................................    18,199,474    13,994,515     5,986,711
                                                        ===========   ===========   ===========

         See accompanying notes to consolidated financial statements.

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.
                        CONSOLIDATED STATEMENTS OF LOSS
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                           Preferred                    Common Stock
                                                                     --------------------           --------------------
                                                                      Shares      Amount               Shares    Amount
                                                                     --------    --------           ---------   --------
BALANCE, December 31, 1992..................                                -   $       -           13,120,333   $13,120

Issuance of common stock in exchange
 for all outstanding shares of EET, Inc.....                                -           -            1,568,617     1,569

Sale of common stock........................                                -           -              111,143       111

Issuance of common stock of subsidiary
 upon exercise of options...................                                -           -                    -         -

Issuance of common stock and treasury stock in
 exchange for minority interest of subsidiary                               -           -            1,034,626     1,035

Notes receivable from stockholders..........                                -           -                    -         -

Net loss for the year.......................                                -           -                    -         -
                                                                       ------    --------           ----------   -------


BALANCE, December 31, 1993..................                                -           -           15,834,719    15,835

Issuance of common stock in exchange for all
 outstanding shares of Industrial Pipe
 Fittings, Inc..............................                                -           -            1,300,000     1,300

Sale of common stock........................                                -           -            1,943,019     1,942

Issuance of common stock in connection
 with financing.............................                                -           -              200,000       200

Issuance of Series A convertible
 preferred stock............................                              220           -                    -         -

Issuance of common stock upon conversion
 of Series A preferred stock................                             (170)          -            1,219,751     1,220

Issuance of Series B convertible
 preferred stock............................                               15           -                    -         -

Issuance of Series C convertible
 preferred stock............................                               15           -                    -         -

Issuance of common stock for services.......                                -           -               20,000        20

Issuance of common stock from treasury......                                -           -                    -         -

Purchase of treasury stock..................                                -           -                    -         -

Retirement of Series I Escrow shares........                                -           -           (1,625,000)   (1,625)

Cancellation of common stock................                                -           -             (200,000)     (200)

Notes receivable from stockholders..........                                -           -                    -         -

Net loss for the year.......................                                -           -                    -         -
                                                                       ------    --------           ----------   -------

BALANCE, December 31, 1994..................                               80           -           18,692,489    18,692

                                                                          Preferred               Common Stock
                                                                     ------------------     -------------------------
                                                                      Shares     Amount            Shares      Amount
                                                                     -------    -------     -------------     -------
Interest on notes receivable from stockholders.................            -     $    -                 -      $    -

Sale of EET shares (40lk) paln.................................            -          -            12,343          12

Sale of common stock...........................................            -          -         3,009,280       3,010

Issuance of common stock upon conversion
     of series A, B and C convertible
     preferred stock...........................................          (80)         -           424,506         424

Issuance of common stock from treasury.........................            -          -                 -           -

Cancellation of treaasury stock................................            -          -            (3,000)         (3)

Stock issued for compensation..................................            -          -           125,000         125

Stock issued for purchase of GAIA..............................            -          -         1,666,667       1,667

Issuance of Series D preferred stock...........................           30    750,000                 -           -

Net loss for the year..........................................            -          -                 -           -
                                                                     -------    -------     -------------     -------
BALANCE, December 31, 1995.....................................           30    750,000        23,927,285      23,927
                                                                     =======    =======     =============     =======

           Additional                                                                 Notes
              Paid-In                                  Treasury Stock            Receivable
                                                 -------------------------
              Capital              Deficit          Shares         Amount      Stockholders            Total
       --------------      ---------------       ---------   -------------     ------------    -------------
       $   7,844,883       $    (6,014,740)      5,343,147     $     (195,108)   $        -    $   1,648,155

           1,078,240                     -               -                  -             -        1,079,809
             749,889                     -               -                  -             -          750,000

           1,629,833                     -               -                  -             -        1,629,833

             579,850                     -      (4,443,147)           162,132             -          743,017

                   -                     -               -                  -       (75,000)         (75,000)

                   -            (1,503,502)              -                  -             -       (1,503,502)
         -----------           -----------     -----------        -----------       --------     -----------
          11,882,695            (7,518,242)        900,000            (32,976)      (75,000)       4,272,312


                   -                     -               -                  -             -            1,300

           3,675,327                     -               -                  -             -        3,677,269

             649,800                     -               -                  -             -          650,000

           2,024,000                     -               -                  -             -        2,024,000

              (1,220)                    -               -                  -             -                -


                   -                     -               -                  -             -                -

                   -                     -               -                  -             -                -

              31,240                     -               -                  -             -           31,260

                   -                     -        (100,000)             3,664             -            3,664

                   -                     -           3,000             (3,000)            -           (3,000)

               1,625                     -               -                  -             -                -

            (649,800)                    -               -                  -             -         (650,000)

                   -                     -               -                  -       (63,032)         (63,032)

                   -            (4,936,330)              -                  -             -       (4,936,330)
         -----------           -----------     -----------        -----------       --------     -----------
          17,613,667           (12,454,572)        803,000            (32,312)     (138,032)       5,007,443


         Additional                                                                 Notes
            Paid-In                                  Treasury Stock            Receivable
                                               -------------------------
            Capital              Deficit          Shares         Amount      Stockholders            Total
     --------------      ---------------       ---------   -------------     ------------    -------------
      $           -      $          -                  -     $               $   (7,800)     $      (7,800)

             12,285                 -                  -            -                 -             12,297

          2,094,276                 -                  -            -                            2,097,286



               (424)                -                  -            -                 -                  -

                  -                 -           (350,000)      12,824                 -             12,824

             (2,997)                -             (3,000)       3,000                 -                  -

             54,875                 -                  -            -                 -             55,000

            498,333                 -                  -            -                 -            500,000

                  -                 -                  -            -                 -            750,000

                  -        (7,340,240)                 -            -                 -         (7,340,240)
        -----------      ------------           --------     --------         ---------        -----------
        $20,270,015      $(19,794,812)           450,000     $(16,488)        $(145,832)        $1,086,810
        ===========      ============           ========     ========         ==========       ===========

          See accompanying notes to consolidated financial statements

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                              1995          1994          1993
                                                          ------------  ------------  ------------
Cash flows from operating activities:
 Net loss...............................................  $(7,340,240)  $(4,936,330)  $(1,503,502)
 Adjustments to reconcile net loss to
   net cash used in operating activities:
    Stock received in exchange for sale
     of marketing rights................................            -             -      (600,000)
    Equity in net loss of joint venture
     and minority interest of subsidiary................      231,712             -      (182,009)
    Depreciation and amortization.......................      283,884       238,609        79,416
    Provision for bad debts.............................       78,002        30,000             -
    Accrued interest on notes receivable, stockholders..       (7,800)       (8,032)            -
    Stock issued for services...........................       55,000        31,260             -
    Loss on abandonment of mining properties............            -       794,315        43,251
    Loss on write-off of investment.....................            -       600,000             -
    Loss on write-off of note receivable................    3,084,729             -             -
    Changes in assets and liabilities, net of
     purchase of GAIA:
     Accounts receivable................................     (199,820)       37,064       (16,847)
     Inventories........................................     (248,401)            -             -
     Prepaid expenses and other current assets..........     (187,876)        8,068       (52,491)
     Other assets.......................................     (201,304)      (11,327)       (6,670)
     Accounts payable and accrued expenses..............      119,235       362,099       376,430
                                                          -----------   -----------   -----------
         Net cash used in operating activities..........   (4,332,879)   (2,854,274)   (1,862,422)
                                                          -----------   -----------   -----------
Cash flows from investing activities:
 Purchase of certificates of deposit....................     (200,000)            -             -
 Increase in note receivable............................     (326,217)     (130,817)   (2,931,580)
 Purchase of businesses.................................   (2,297,914)            -      (923,827)
 Investment in joint venture............................     (210,829)            -             -
 Collection of notes receivable.........................      106,895       (12,467)      175,000
 Purchase of technology and patents.....................     (112,608)            -      (252,703)
 Payment of organization costs..........................            -       (29,957)      (49,136)
 Payment for non-compete agreement......................     (105,000)            -             -
 Purchase of property and equipment.....................     (294,936)     (480,302)      (75,331)
                                                          -----------   -----------   -----------
       Net cash used in investing activities............   (3,440,609)     (653,543)   (4,057,577)
                                                          -----------   -----------   -----------
Cash flows from financing activities:
 Proceeds from notes payable to stockholder.............        6,698        40,000       350,000
 Issuance of common stock...............................    2,109,583     3,623,569     1,754,809
 Issuance of preferred stock............................      750,000     2,024,000             -
 Issuance of preferred stock of subsidiary..............            -        15,000             -
 Issuance of common stock of subsidiaries...............            -             -     2,554,859
 Purchase of treasury stock.............................            -        (3,000)            -
 Line of credit borrowings (repayments).................     (300,000)      634,000             -
 Issuance of notes payable and long-term debt...........    3,035,166       724,508       729,782
 Repayment of notes payable and long-term debt..........     (456,151)     (570,646)      (12,500)
 Redemption of preferred stock..........................     (305,000)            -             -
                                                          -----------   -----------   -----------
         Net cash provided by financing activities......    4,840,296     6,487,431     5,376,950
                                                          -----------   -----------   -----------
Net increase (decrease) in cash.........................   (2,933,192)    2,979,614      (543,049)
Cash and cash equivalents, beginning of year............    3,266,518       286,904       829,953
                                                          -----------   -----------   -----------
Cash and cash equivalents, end of year..................  $   333,326   $ 3,266,518   $   286,904
                                                          ===========   ===========   ===========

         See accompanying notes to consolidated financial statements.

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of North American Technologies Group, Inc., (NATK) and the accounts of subsidiaries in which the corporation directly or indirectly owns more than 50% of the voting stock as of the end of each year. All significant intercompany accounts and transactions have been eliminated. North American Technologies Group, Inc., its subsidiaries and affiliates are referred to herein as the Company.

     During March and June 1995, the Company acquired 100% of the outstanding stock of EET, Inc. (EET) and Industrial Pipe Fittings, Inc. (IPF). In addition, in December 1995, the Company acquired certain assets of GAIA Technologies, Inc. and its affiliates (collectively GAIA) (see Note 2(a)). The acquisition of EET and IPF were accounted for as pooling-of-interests, and accordingly, the financial statements have been restated to include the historical financial results of EET and IPF (see Note 2). In addition, as a result of the acquisition of EET and IPF, the consolidated financial statements which had previously been presented as a development stage enterprise have been restated and reclassified to conform the prior years' data to the current presentation.

     NATK was incorporated December 24, 1986, in the state of Delaware as Mail Boxes Coast to Coast (MBCC). Prior to March 1992, MBCC was a franchisee for Mail Boxes, Etc. USA, Inc. and from inception incurred significant operating losses. As a result, between March and June 1992, MBCC undertook a series of transactions that resulted in the disposition of all of the operating assets and liabilities of MBCC, and the acquisition of 58.7% of the outstanding common stock of North American Technologies, Inc. (NAT), a company engaged in developing technologies related to the environmental clean-up industry and reclamation of natural resources. For accounting purposes, NAT was considered the continuing entity, and the transactions were accounted for as a recapitalization of NAT followed by the issuance of new NAT shares of common stock for the net assets of MBCC.

     On January 29, 1993, MBCC changed its name to North American Technologies Group, Inc. On November 5, 1993, North American Technologies Group, Inc.
acquired the remaining 41.3% minority interest of NAT (see Note 11).   This
transaction was recorded at book value of MBCC.

THE COMPANY

     The Company and its wholly-owned subsidiaries are engaged in the development, acquisition and application of technologies which management believes have applications in various industries. The Company through EET provides on-site decontamination of buildings and equipment contaminated with polycholorinated biphenyls, radioactive isotopes or other toxic materials utilizing EET's patented TechXTract system. IPF manufactures and distributes proprietary and standard transition products (custom pipe, pipe fittings and valves). GAIA manufactures and distributes porous pipes used for irrigation purposes and alternative building materials, such as air-conditioner base pads, made from recycled rubber and thermoplastic. All other wholly-owned or majority owned subsidiaries of the Company are not significant or are inactive.

INVENTORIES

     Inventories are valued at the lower of cost (first-in, first-out) or market. Costs includes material costs, direct labor, and applied overhead.

PATENTS AND PURCHASED TECHNOLOGIES

     Patents and purchased technologies are stated at cost, less accumulated amortization. Patent costs and purchased technologies are being amortized by the straight-line method over their remaining lives, ranging from two to sixteen years.

INTANGIBLE ASSETS

     Goodwill represents the excess of the purchase price over the fair market value of net asset received in business combinations accounted for by the purchase method. Goodwill is being amortized by the straight-line method over twenty years. The Company analyzes goodwill periodically to determine whether any impairment has occurred in the carrying value. Based upon the anticipated future undiscounted cash flows from operations, in the opinion of Company management, there has been no impairment.

      Other intangible assets are comprised of non-compete agreements and organization costs and are stated at cost, less accumulated amortization. The non-compete agreements are being amortized by the straight-line method over the life of the agreements, seven years. The organization costs are being amortized by the straight-line method over five years.

INVESTMENT IN JOINT VENTURE

     The Company's investment in its 50% owned joint venture is accounted for using the equity method of accounting; whereby, the investment is carried at cost and adjusted for the Company's proportionate share of undistributed earnings or losses.

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property and equipment are stated at cost. Leasehold improvements are amortized over the term of the lease. Fixed assets are depreciated by the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes over their estimated useful lives, ranging from three to fifteen years.

INCOME TAXES

     Deferred taxes result from temporary differences between the financial statement and income tax basis of assets and liabilities (see Note 15). The Company adjusts the deferred tax asset valuation allowance based on judgments as to future realization of the deferred tax benefits supported by demonstrated trends in the Company's operating results.

RESEARCH AND DEVELOPMENT

     Expenditures for research and development of products and processes and for the operation of pilot projects are charged to expense as incurred.

LOSS PER COMMON SHARE

     The loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding and common stock equivalents, if dilutive.

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



REVENUE RECOGNITION

     Service revenues are recognized as services are performed. Such revenues also include the cost of services subcontracted to third parties that are reimbursed to the Company by its customers. Product revenues are recognized when the products are shipped.

CASH EQUIVALENTS

     The Company considers all highly liquid instruments purchased with an initial maturity of three months or less to be cash equivalents.

MANAGEMENT'S ESTIMATES AND ASSUMPTIONS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS No. 121). SFAS No. 121, requires, among other things, that impairment losses on assets to be held and gains or losses from assets that are expected to be disposed of, be included as a component of income from continuing operations. The Company will adopt SFAS No. 121 in 1996 and its implementation is not expected to have a material effect on the consolidated financial statements.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 encourages entities to adopt the fair value method in place of the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), for all arrangements under which employees receive shares of stock or other equity investments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock. The Company does not anticipate adopting the fair value method encouraged by SFAS No. 123 and will continue to account for such transactions in accordance with APB No. 25. However, the Company will be required to provide additional disclosures beginning in 1996 providing pro forma effects as if the Company had elected to adopt SFAS No. 123.

CONCENTRATION OF CREDIT RISK

     At December 31, 1995, the Company's cash in a financial institution exceeded the federally insured deposit limit by $330,424. The Company extends credit to its customers in various industries, including petrochemical, construction, mining, waterworks and environmental, and there is no concentration of credit risk.

NOTE 2 - ACQUISITIONS

     (a) On December 29, 1995, the Company acquired certain tangible and intangible assets of GAIA Technologies, Inc. and certain affiliates (collectively GAIA), for a total purchase price of $4,041,500, pursuant to the purchase agreement dated December 29, 1995. The purchase price was paid as follows: (1) $2,186,903 in cash; (2) a note payable of $1,050,000; (3) 1,666,667 shares of the Company's common stock; (4) assumption of $194,000 of liabilities; and (5) transactional costs totalling $111,011. Prior to the closing, the Company had advanced GAIA $1,881,400 under debt agreements bearing interest at 10%. At closing, the outstanding advances and accrued interest were forgiven as part of the cash portion of the purchase price. See Note 7 for terms of the note payable portion of the purchase price. The agreement provides for royalty payments on certain products sold by the Company for a period of up to 15 years. The Company is not currently manufacturing any products subject to the royalty provisions.


     As part of the transaction, the Company granted to TieTek, Inc. (TieTek) an exclusive license to develop the railroad crosstie business using certain patents and technologies purchased from GAIA and currently owned by the Company. TieTek is owned by three individuals, two of whom are officers of the Company's subsidiary, GAIA. The Company has a two year exclusive right and option to purchase TieTek if the Company satisfies certain funding obligations over the next two years. The Company entered into a loan agreement to provide TieTek up to $1,500,000 to be used exclusively for the development of the crosstie technology. See Note 4 for the terms of the loan agreement.

     The GAIA acquisition was accounted for as a purchase, and accordingly, the purchase price has been allocated to the assets acquired based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired has been recorded as goodwill, which will be amortized over twenty years. The estimated fair value of assets acquired are as follows:

                                                                        AMOUNT
                                                                    ----------
     Inventories..................................................  $   17,249
     Accounts receivable..........................................       3,000
     Equipment....................................................     865,384
     Patents and purchased technology.............................   1,000,000
     Goodwill.....................................................   2,155,867
                                                                    ----------
                                                                    $4,041,500
                                                                    ==========

     The operating results of GAIA are not included in the accompanying statements of loss since the purchase occurred on December 29, 1995. The following pro forma summary presents the effect on the statements of loss for the year ended December 31, 1995 and the preceding year, as if the purchase had occurred at the beginning of 1994, after giving effect to certain adjustments, including depreciation, amaortization, interest expense and legal expense, penalties and other expense associated wiht liabilities not assumed.

                                              1995                  1994
                                          -----------           ------------
Revenues..............................    $ 2,869,000           $ 2,362,000
                                          ============          ============
Loss from continuing operations.......    $(8,138,000)          $(5,889,000)
                                          ============          ============
Net loss..............................    $(8,138,000)          $(6,006,000)
                                          ============          ============
Net loss per share....................    $      (.45)          $      (.43)
                                          ============          ============

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made as of these dates or of results which may occur in the future.

     (b) On March 7, 1995, the Company acquired EET, Inc. (EET), a Texas corporation, pursuant to an Agreement and Plan of Merger dated February 7, 1995. On June 30, 1995, the Company acquired Industrial Pipe Fittings, Inc.
(IPF), a Texas corporation, pursuant to an Agreement and Plan of Merger dated June 22, 1995. To effect these acquisitions, the Company issued an aggregate of 3,070,729 shares of the Company's common stock and warrants (issued to replace EET's outstanding stock purchase warrants) to purchase up to 71,000 shares of the Company's common stock.

     The EET and IPF acquisitions were accounted for as a pooling-of-interest, accordingly, the accompanying consolidated financial statements for the years ended December 31, 1994 and 1993 have been restated to include the financial position and operations of EET and IPF.

     Operating results of the separate companies for the years prior to the merger were:


     December 31,                                         1994              1993
                                                   -----------   ---------------
     Revenue as previously reported.............   $    13,542   $             -
     Revenue of EET.............................     1,426,748           269,073
     Revenue of IPF.............................       505,407                 -
                                                   -----------   ---------------

                                                   $ 1,945,697   $       269,073
                                                   ===========   ===============

     Net loss as previously reported............   $(4,057,098)  $    (1,377,679)
     Net loss of EET............................      (880,822)         (125,823)
     Dividends on EET preferred stock...........       (22,532)                -
     Net income of IPF..........................        24,122                 -
                                                   -----------   ---------------

                                                   $(4,936,330)  $    (1,503,502)
                                                   ===========   ===============

     Net loss per share as previously reported..   $      (.37)            $(.25)
     Effect of EET..............................           .02                 -
     Effect of IPF..............................             -                 -
                                                   -----------   ---------------

                                                   $      (.35)            $(.25)
                                                   ===========   ===============

     The dividends on EET preferred stock are reflected as minority interest in net loss (income) of subsidiary in the consolidated statement of operations for the years ended December 31, 1995 and 1994.

     (c) On August 31, 1993, EET acquired certain assets and assumed certain liabilities from Enclean, Inc., at a total cost of $923,827. The acquisition was accounted for as a purchase and, accordingly, the operations of the acquired business are included in the Company's results of operations from August 31, 1993. The accounts of the acquired business are included in the Company's balance sheet at the fair market value of the assets acquired net of liabilities assumed as of the purchase date. The excess of cost over the fair market value of the net assets acquired has been assigned to goodwill and is being amortized over twenty years on a straight-line basis commencing with date of acquisition.

NOTE 3 - INVENTORIES

     At December 31, 1995 and 1994, inventories consisted of the following:

                                                                                           1995             1994
                                                                                       --------       ----------
     Raw materials................................................................     $ 40,938       $   25,219
     Work-in-process..............................................................       11,796           17,507
     Finished goods...............................................................      277,168           21,528
                                                                                       --------       ----------

                                                                                       $329,902       $   64,254
                                                                                       ========       ==========

NOTE 4 - NOTES RECEIVABLE

     At December 31, 1995 and 1994, notes receivable consisted of the following:

                                                                                           1995              1994
                                                                                       --------        ----------
     Note receivable from Euro Scotia Funding Limited (a).........................  $         -        $2,800,763
     Note receivable from TieTek (b)..............................................      219,592                 -
     Other........................................................................       29,375                 -
                                                                                       --------        ----------

                                                                                    $   248,967        $2,800,763
                                                                                       ========        ==========

     (a) In April 1993, the Company had invested $2,554,859 with Euro Scotia Funding Limited (ESF) in exchange for a secured note receivable, which the Company could call upon thirty days notice to ESF. Through April 1994, income from the note was generated from the management, by ESF, of investments in various margin transactions involving U.S. and other governmental debt securities, currency forward exchange contracts and certain corporate debt and equity securities. Under the terms of the note, the Company and ESF shared equally in trading profits. For the years ended December 31, 1995, 1994 and 1993, the Company recognized interest income totalling $283,966, $85,832 and $523,623, respectively, and trading profits for the years ended December 31, 1994 and 1993, totalling $512,312 and $2,169,672, respectively.

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Effective December 31, 1994, the Company renegotiated the terms of the note receivable from ESF. Under the new agreement, ESF was to repay the note in ten semi-annual installments of $327,885, plus interest at 10% per annum, commencing July 1, 1995. ESF elected, as permitted under the agreement, to prepay as of December 31, 1994 the earliest payments using the amounts owed to it by the Company for borrowings under the line of credit agreement (see Note 7(c)) and for services rendered. At December 31, 1994, the face value of the original note plus accrued interest receivable totalled $3,278,857, borrowings under the line of credit plus accrued interest payable totalled $356,473, and amounts owed to ESF for services totalled $121,621. The net balance of $2,800,763 was reflected on the consolidated balance sheet at December 31, 1994.

     The note was to be collateralized by $3,200,000 in U.S. Treasury obligations held by a third-party brokerage firm for the benefit of the Company. ESF had signed an irrevocable power of attorney to the Company giving it the ability to seize the collateral in the event of a default, provided that such default was not cured within thirty days after written notice. In addition, there were irrevocable instructions provided to the brokerage firm stating that ESF would be allowed to trade the securities constituting the collateral. However, the securities had to be substituted with U.S. treasuries, and the value of such securities could not fall below the lesser of $3,200,000 or 110% of the outstanding principal balance on the note.

     The semi-annual payment due January 1996, in accordance with the note agreement was not paid by ESF. During the fourth quarter of 1995, the Company learned that the brokerage firm that holds the collateral for the ESF note and an affiliate of ESF were named as defendants in a lawsuit filed by the Florida Department of Insurance in which it is alleged, among other things, that such brokerage firm issued false account confirmations. The Company also learned that such brokerage firm has applied for withdrawal as a registered broker/dealer in a number of states, including the state in which such securities were to have been held.

     In early 1996, the Company also learned that the United States Securities and Exchange Commission sought and was granted in late December 1995, a temporary restraining order against certain affiliates of ESF in the United States District court for the District of Colorado that, among other things, froze investor funds of the defendants and certain of their affiliates, and required each such party to prevent the disposition, transfer or other disposal of any of their funds or other assets then held by them, under their control or over which they exercise investment or other authority.

     After learning of the lawsuit, the Company unsuccessfully attempted to gain reliable information about the existence and the value of the securities that were to have been held for the Company's benefit in connection with the ESF note. Accordingly, as of December 31, 1995, the Company decided to write-off the note receivable of $2,800,763 and accrued interest recognized during 1995 of $283,966, for a total loss of $3,084,729.

     The Company has made demand for payment of the ESF note, in accordance with the agreement and is exploring its other options against ESF and the brokerage firm charged with holding the collateral for the note.

     (b) On December 29, 1995, the Company, in association with the acquisition of GAIA (see Note 2(a)), has provided TieTek with a credit facility that allows TieTek to borrow a maximum of $1,500,000 to be used exclusively for the development of the crosstie technology. The loan bears interest at 10% and is due two years after the earlier of (1) the date the Company provides notice that they will not exercise their option or (2) the expiration of the option period. The loan is collateralized by TieTek's assets, capital stock and 666,667 shares of the Company's common stock issued for the purchase of GAIA.

NOTE 5 - PROPERTY AND EQUIPMENT

     At December 31, 1995 and 1994, major classes of property and equipment consist of:

                                                        1995         1994
                                                     ----------   ---------
     Machinery and equipment.......................  $1,433,223   $ 492,855
     Automobiles...................................      81,232      60,514
     Furniture and fixtures........................     110,387     131,153
     Leasehold improvements........................      49,032      49,032
                                                     ----------   ---------
                                                      1,673,874     733,554
     Less:  Accumulated depreciation...............    (272,240)   (140,696)
                                                     ----------   ---------

                                                     $1,401,634   $ 592,858
                                                     ==========   =========




NOTE 6 - INVESTMENT IN JOINT VENTURE

     Effective January 1, 1995, the Company entered into a joint venture agreement with a non-affiliated company. The Company has a 50% ownership interest in the joint venture which is accounted for using the equity method of accounting and is included in other assets. The joint venture performed a demonstration project for a major environmental company which documented the Terrazyme system to be effective in cleaning certain waste streams for recycle and reuse. In December 1995, the Company suspended any additional funding of the joint venture pending the results of a current test project and the
development of waste streams sufficient to justify further investment.   During
1995, the Company had contributed cash totalling $210,829 and equipment valued at $200,000. The Company's share of net loss from the joint venture for the year ended December 31, 1995 totalled $231,712.

     The following is a summary of financial position at December 31, 1995, and results of operations of the joint venture for the year ended December 31, 1995:

                                                                         AMOUNT
                                                                     ----------
     Assets:
      Current....................................................    $        -
      Equipment..................................................       358,233
                                                                     ----------
                                                                     $  358,233
                                                                     ==========
     Liabilities:
      Current....................................................    $        -
      Equity.....................................................       358,233
                                                                     ----------
                                                                     $  358,233
                                                                     ==========

      Revenues...................................................    $        -
      Expenses...................................................       463,424
                                                                     ----------
      Net loss...................................................    $ (463,424)
                                                                     ==========

     The net income (loss) from affiliates totalling $50,000 and $(233,846) for 1994 and 1993, respectively, represents the Company's share of net income (loss) from a joint venture which was terminated in June 1994.

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SHORT-TERM BORROWINGS

     At December 31, 1995 and 1994, short-term borrowing were as follows:


                                                              1995         1994
                                                        ----------     --------
        12% note payable, due March 1996 (a).........   $1,050,000     $      -
        Line of credit (b)...........................            -      300,000
        Other........................................       61,658            -
                                                        ----------     --------
                                                        $1,111,658     $300,000
                                                        ==========     ========

     (a) The Company issued the note payable in association with the purchase of GAIA (see Note 2(a)). The note is due March 28, 1996, including interest at 12% and is collateralized by all assets acquired from GAIA. On March 26,1996, an amendment to the note was executed to extend the maturity date to April 15, 1996. The note was paid in full upon the issuance of the Series F convertible preferred stock on April 8, 1996, see Note 20.

     (b) Borrowings outstanding under EET's $500,000 line of credit with a bank. The borrowings bear interest at the bank's prime plus 2%. This agreement was repaid and terminated when the Company acquired EET.

     (c) In January 1994, the Company entered into an agreement with ESF which provided for a line of credit. As additional consideration for the loan, the Company issued ESF 200,000 shares of common stock with a quoted market price totalling $650,000. Effective December 31, 1994, the Company and the lender agreed to terminate the agreement, cancel the related common shares and offset all outstanding borrowings plus accrued interest totalling $356,473 against the note receivable owed to the Company by the lender (see Note 4(a)).

     The Company's weighted average short-term borrowing rate for the years ended December 31, 1995 and 1994 were 10.2% and 10.5%, respectively.

NOTE 8 - LONG-TERM DEBT

     At December 31, 1995 and 1994, long-term debt is as follows:

                                                                                    1995             1994
                                                                                   ------           -----
     13.5% convertible subordinated debentures
       due September 2000 (a)................................................    $2,700,000     $        -
     12% convertible note payable, due
       January 1996 (b)......................................................       150,000              -
     Convertible debenture, prime rate plus 2%
       (10.5% at December 31, 1995), due June
       1996 (c)..............................................................       250,000        250,000
     8% convertible debenture, due August
       1999 (d)..............................................................       500,000        500,000
     12% note payable to officer, due January 31, 1997 (e)...................       120,000              -
     Note payable, 6%, paid-off in 1995......................................             -        100,000
     Note payable, prime plus 2.5%
       paid-off in 1995......................................................             -        212,500
     Other...................................................................        79,857              -
                                                                                  ---------     ----------
                                                                                  3,799,857      1,062,500
     Less current maturities.................................................      (264,396)      (562,500)
                                                                                   --------       --------
                                                                                 $3,535,461      $ 500,000
                                                                                 ==========      =========

     (a) In September 1995, the Company borrowed $2,700,000 from issuance of convertible subordinated debentures and stock warrants to acquire 2,700,000 shares of the Company's common stock at an exercise price of $1 per share. The notes bear interest at 13.5% per annum, which is payable semi-annually beginning March 1996, but may be deferred during the first three years at the option of the Company. The principal amount of the notes and any deferred interest is convertible at the holder's option into the Company's common stock at $1.00 per share, subject to anti-dilution provisions, as defined, any time after September 1996, through the maturity date of September 2000. Any portion of the debt that has not been converted is due in September 2000. The notes are subordinated to all existing and future senior indebtedness of the Company.

     As part of the closing on the Series F preferred stock in April 1996, the holders of the subordinated debentures converted the $2,700,000 principal balance of their notes into 27 shares of Series F convertible preferred stock. Interest on the subordinated debentures through the closing of $198,000 was paid prior to the conversion (see Note 20).

     (b) In January 1996, the note payable and accrued interest was converted into 248,131 shares of the Company's common stock in accordance with the original terms of the agreement. Accordingly, the note has been classified as long-term at December 31, 1995.

     (c) The debentures are convertible into the Company's common stock by dividing the principal balance by 75% of the average trading price of the stock during the ten days preceding conversion.

     (d) In August 1994, the Company borrowed $500,000, bearing interest at 8% per annum, from an individual lender. The loan matures in August 1999. The Company may prepay the loan with a penalty amounting to 2% of the principal balance for each year the prepayment precedes the scheduled maturity date. The loan is convertible into shares of the Company's common stock at $1.50 per share which exceeded the fair market value at the date of the agreement. However, if the Company elects to prepay the loan when the market price is below $1.50 per share, the lender has the option to convert the loan into shares of common stock at a 15% discount from the then-current market price.

     (e) The note payable to an officer of the Company is unsecured, bears interest at 12% payable monthly, and is due on January 31, 1997.

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - RELATED PARTY TRANSACTIONS

     At December 31, 1995, the Company had accrued $250,000 in settlement of the former Chairman of the Board's five-year employment agreement. The settlement is payable in bi-weekly payments of $11,538, beginning January 12, 1996. From July 1995 through December 1995, the former Chairman was a consultant to the Company and was paid $15,000 a month.

     Included in long-term debt at December 31, 1995, is a note payable to an officer of the Company (see Note 8). The Company incurred no interest expense on this note for 1995.

     At December 31, 1994, notes payable stockholders consisted of various unsecured notes payable to stockholders of the Company. The notes are due on demand and bear interest at 8% per annum. Interest expense for the years ended 1995, 1994 and 1993 totalled $10,849, $28,933 and $8,889, respectively.

     Simultaneously, with the purchase of GAIA, certain former officers of GAIA became officers of the Company. In addition, the former stockholders of GAIA have the right to select an individual as director of the Company. See Notes 7 and 2(a), for note payable and other transactions with GAIA in association with the purchase of certain assets.

     In 1994, $290,000 of notes payable to the stockholders of EET were converted to preferred stock. In 1995, the preferred stock was redeemed as a result of the acquisition of EET (see Note 10).

NOTE 10 - MINORITY INTEREST

     The minority interest shown on the consolidated balance sheets are comprised of the following at December 31:

                                                                           1995           1994
                                                                       -----------     ----------
     Preferred shares
      522728 Alberta $2.50 convertible
      preferred 4,500 shares and 8,000
      shares outstanding in 1995 and 1994,
      respectively.................................................     $   16,488     $   29,312

     EET, Inc.
      Preferred stock $1.00 par value,
        cumulative; 305,000 shares outstanding
       in 1994 and redeemed in 1995 for $305,000...................              -        305,000
                                                                        ----------     ----------
                                                                        $   16,488     $  334,312
                                                                        ==========     ==========

NOTE 11 - STOCKHOLDERS' EQUITY

     On December 28, 1995, the Company issued 30 shares of Series D convertible preferred stock (Series D) for $750,000. The Series D holders are entitled to quarterly cumulative dividends totalling $3,750 per year per share of preferred stock and certain liquidation preferences. At the option of the Series D holders, the preferred stock may be converted into the Company's common stock using a conversion rate computed as the lesser of (a) a calculated value utilizing a discount to market as defined or (b) $.875 per share. The Series D stock can not be converted until March 11, 1996, at which time one third is eligible for conversion, with the remaining two thirds eligible for conversion in April and May 1996. In March 1996, 10 shares of Series D convertible preferred stock were converted into 414,800 shares of the Company's common stock.

     During 1994, the Company issued 220 shares of Series A convertible preferred stock (Series A) for net proceeds totalling $2,024,000. Each share of Series A was convertible into the Company's common stock at a conversion rate equal to $10,000 divided by 77% of the closing bid price of the Company's common stock on the conversion date, per share. During 1994, Series A holders elected to convert 170 shares for 1,219,751 shares of the Company's common stock. In 1994, as an inducement not to convert any further Series A shares, the Company issued 15 shares of Series B and C convertible preferred stock to the holders of the Series A shares. The Series B and C preferred stock were issued with conversion terms identical to those of the Series A. The Company realized no proceeds from the issuance of the Series B and C preferred shares. During 1995, all remaining Series A, B and C preferred stock were converted into 424,506 shares of the Company's common stock.

     During 1995 and 1994, 3,500 and 1,000 shares, respectively, of $3.50 convertible preferred stock of the Company's majority-owned subsidiary 522728 Alberta, Ltd. were converted into 350,000 and 100,000 shares, respectively, of the Company's common stock which was issued from treasury stock.

     During 1993, the Company purchased the minority interest in one of its majority-owned subsidiaries (NAT). In accordance with a plan of arrangement with the minority stockholders, each majority stockholder received one share of the Company's common stock in exchange for two shares of the subsidiary's stock held by the minority stockholders. The Company issued 4,443,147 shares of treasury stock and 1,034,626 shares of common stock for the purchase of the minority interest and recorded the transaction at book value of the subsidiary.

     In association with the Company's purchase of the remaining minority interest of the subsidiary described above, 3,250,000 shares were subject to escrow; 1,625,000 shares are "Class I Escrow Shares" and 1,625,000 shares are "Class II Escrow Shares." These shares are treated as contingent shares, and accordingly, have been excluded from weighted average shares in the computation of loss per common shares.

     The provisions relating to the "Class I Escrow Shares" were not met, and these shares were retired effective December 31, 1994. The "Class II Escrow Shares" shall be released if the Company shall be acquired prior to December 31,
1996 for a purchase price exceeding $250,000,000.   At December 31, 1995, these
shares are held in escrow.

     At December 31, 1995, the Company had common stock reserved for future issuance as follows:

                                                                       SHARES
                                                                     -----------
     Conversion of convertible debt..............................  $   3,900,000
     Conversion of preferred stock...............................      1,100,000
     Stock options outstanding...................................      4,900,000
     Stock warrants outstanding..................................      5,300,000
                                                                   -------------

                                                                   $  15,200,000
                                                                   =============

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - INVESTMENT - SALE OF MARKETING RIGHTS

     In February 1993, the Company sold rights to market its environmental technologies throughout Canada, excluding the Provinces of Alberta and Saskatchewan. In exchange, the Company received 600,000 common shares of Katlor Environmental Technologies, Inc. (Katlor), a publicly traded Canadian corporation. Such shares were restricted for a period of one year from the date of the transaction. At the time of the transactions, unrestricted common shares of Katlor had a quoted market value of Canadian $2.32 per share (U.S. $1.83). Because the shares received represent such a large percentage (8.1%) of the outstanding common shares of Katlor and because the shares could not be sold for a period of one year, management of the Company assigned a value of U.S. $600,000 (U.S. $1.00 per share) to the transactions. For the year ended December 31, 1993, the Company had recorded a gain of $600,000 from the sale of marketing rights in the consolidated statement of loss.

     During the fourth quarter of 1994, the market price of the Katlor shares experienced a dramatic decline and, subsequently, Katlor filed for bankruptcy protection. There has been no public trading in Katlor common stock since December 31, 1994. Due to the current bankruptcy filing and because management believes it is unlikely that the Company will be able to recognize any proceeds from its investment, the balance of $600,000 was written off and recorded as a loss in the statement of loss for the year ended December 31, 1994.


NOTE 13 - MINING ASSETS

     During 1993, the Company abandoned its claim to certain properties in Canada and, accordingly, wrote off its investment in those properties amounting to $43,251. In 1994, the Company decided not to pursue further development of any of its mining properties and, accordingly, wrote off the remainder of its investment in those properties totalling $794,314.

NOTE 14 - DISCONTINUED OPERATIONS

     Effective July 29, 1994, EET entered into a formal plan to dispose of its analytical services operations. On July 29, 1994, EET sold the fixed assets of the analytical division to a third party. All remaining assets and liabilities, which consisted of accounts receivable and accrued liabilities, were retained by the Company. This is considered a discontinued operation. No gain or loss on the disposal of the discontinued segment was incurred because the analytical services operations did not continue beyond July 29, 1994 and there was no gain or loss on the disposal of the assets.

NOTE 15 - INCOME TAXES

     Deferred taxes are determined based on the temporary differences between the financial statement and income tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse.

     The components of deferred income tax assets at December 31, 1995 and 1994, were as follows:

          DECEMBER 31,                                         1995            1994
          ------------                                      -----------     -----------
          Deferred tax assets
           Net operating loss carryforward..............    $ 3,886,000     $ 2,685,000
           Bad debt reserves............................      1,076,000               -
           Other........................................        125,000           4,000
                                                            -----------     -----------
          Gross deferred tax assets.....................      5,087,000       2,689,000
          Valuation allowance...........................     (5,087,000)     (2,689,000)
                                                            -----------     -----------
          Net deferred income taxes.....................    $         -     $         -
                                                            ===========     ===========

          At December 31, 1995, the Company has net operating loss carryforwards for federal income tax purposes totalling approximately $11,429,000 which, if not utilized, will expire as follows:

             YEAR
             ENDED
          DECEMBER 31,                                                         AMOUNT
          ------------                                                      -----------
               1999.........................................................$   162,000
               2000.........................................................     32,000
               2001.........................................................    102,000
               2002.........................................................    391,000
               2003.........................................................    376,000
               2004.........................................................    457,000
               2005.........................................................    169,000
               2006.........................................................    559,000
               2007.........................................................    462,000
               2008.........................................................  1,669,000
               2009.........................................................  3,125,000
               2010.........................................................  3,925,000
                                                                             ----------
                                                                            $11,429,000
                                                                            ===========

     The figures above are stated on a consolidated basis. Federal tax laws only permit the use of net operating loss carryforwards by the individual entities that originally sustained the losses.

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16 - STOCK OPTIONS AND WARRANTS

     The Company has not adopted a formal stock option plan, however, as of December 31, 1995, by approval of the Board of Directors, the Company has granted the following stock options: approximately 3,550,000 options to directors, officers and employees and approximately 1,350,000 options to consultants and in connection with financing transactions.

     All of the options to directors, officers and employees are exercisable at prices that range from $1.00 to $2.50, which equaled or exceeded the market price per share at the date granted. These options generally vest over a four or five year period and expire five years after vesting. All options issued to consultants and in connection with financing transactions are exercisable at prices that range from $.75 to $2.50, which equalled or exceeded the market price per share at the date granted. These options primarily vest immediately and expire through the year 1999.

     As of December 31, 1995, the Company has issued stock warrants totalling 5,278,916 primarily in connection with financing transactions. These warrants are exercisable at prices that range from $.75 to $6.00 per share, which equaled or exceeded the market price per share at the date of grant, and expire through the year 2000.

     At December 31, 1995, the Company had stock options and warrants available for exercise totalling 2,375,000 and 5,278,916, respectively, at exercisable prices ranging from $.75 to $6.00.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

     The Company rents equipment and office space under operating leases on both long and short-term basis. Rent expense amounted to approximately $168,000, $156,000 and $259,000, for the years ended December 31, 1995, 1994 and 1993, respectively.

     Minimum annual rentals under non-cancelable operating leases of more than one year in duration are as follows:

     YEAR ENDING DECEMBER 31,                                      AMOUNT
     ------------------------                                    ----------
          1996............................................       $  144,000
          1997............................................          170,000
          1998............................................          126,000
          1999............................................          126,000
          2000............................................           94,000
                                                                 ----------

                                                                 $  660,000
                                                                 ==========

     At December 31, 1995, the Company had employment contracts that provide for payments of approximately $1,090,000 annually through 1999.

     At December 31, 1995, the Company had an outstanding letter of credit totalling $200,000. The letter of credit is collateralized by a certificate of deposit and expires June 1, 1996.

     In November 1988, a suit was filed against MBCC, the predecessor to the Company, by a former franchisee. The plaintiff alleged that the Company failed to provide the plaintiff with an offering prospectus and made false representations. The suit claims damages in excess of $425,000. The court recently granted the Company's motion to dismiss the action based upon the plaintiff's failure to prosecute the action. The plaintiff responded by filing a motion to reinstate the action, which is now before the court. The Company intends to vigorously defend against this action.

     In April 1993, an individual brought an action against NAT and other defendants, which seeks delivery of 200,000 shares of common stock of NAT and damages amounting to $1.7 million (CND) for failure to provide the shares on a timely basis. The Company intends to vigorously defend against this action.

     In July 1993, an individual brought action against North American Gold Corp. (predecessor to NAT) and a brokerage firm for the conveyance of 150,000 shares of North American Gold Corp. at $.50 per share or alternatively, for damages and attorney fees. The claim is based upon a letter dated July 17, 1991, purportedly signed by the president of the brokerage firm named in the suit. The Company intends to vigorously defend against this action.

     Under a 1992 license agreement, the Company received exclusive rights to purchase a certain proprietary stabilized enzyme. During the second quarter of 1993, management discovered that the licensor had violated the agreement by selling the enzyme to its competitors. In response to this violation and because the enzyme proved to be ineffective, the Company terminated the agreement. In September 1993, the licensor brought suit in federal court for delivery of 90,000 common shares of NATK which were being held in escrow under the terms of the license agreement. The Company was successful in terminating the federal court proceedings and thereby requiring arbitration before the American Arbitration Association. The arbitration proceedings were completed in February 1996, and the Company is awaiting the arbitrator's decision.

     In April 1995, the Company filed a lawsuit against a former officer and director of the Company. In late 1994, the Company commenced an investigation of this former director's activities, and on January 23, 1995, requested and received his resignation. The Company's claims against him are based on actions taken both before and after his resignation and include breaches of duties owed by him to the Company, torts against the Company and defamation of the Company's business reputation. The Company has requested relief in the form of a temporary injunction, permanent injunction and other damages. In June 1995, the former officer filed a counter lawsuit against the Company and other parties, which has been dismissed. The lawsuit also includes claims against a former officer of a subsidiary of the Company. The claims against him include breach of duties owed by him to the Company and torts against the Company, based on his alleged aid to the former officer and director. This individual has filed a counter lawsuit against the Company and other parties.

     If the foregoing litigation is decided against the Company, it could have a material adverse effect on the financial conditions of the Company.

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 18 - SUPPLEMENTAL CASH FLOW INFORMATION

     During the year ended December 31, 1995, the Company paid interest totalling approximately $25,000. For the years ended December 31, 1994 and 1993, the Company paid no interest.

     During 1995, the Company issued shares of common stock for the acquisition of EET and IPF totalling 3,070,729. These acquisitions have been accounted for as pooling-of-interests (see Note 2(b)). Accordingly, these non-cash transactions have been recorded in the years the acquired companies were organized due to the restatement of the Company's consolidated financial statement.

     During 1995, in association with the purchase of GAIA, the Company issued 1,666,667 shares of common stock, issued debt of $1,050,000 and assumed liabilities of $194,000.

     During 1995, the Company contributed equipment with a book value totalling $200,000 to a 50% owned joint venture.

     In 1995 and 1994, the Company issued 125,000 and 20,000 shares, respectively, of the Company's common stock for compensation and services provided totalling $55,000 and $31,260, respectively.

     In 1993, the Company sold marketing rights (see Note 12) in exchange for common stock valued at $600,000.

     In 1993, the Company acquired the remaining minority interest in a subsidiary through the issuance of 4,443,147 common shares held in the treasury and 1,034,626 newly issued common shares. The transaction was recorded at net book value or $743,017.

NOTE 19 - BUSINESS SEGMENTS

     The Company has two reportable business segments, as noted below:

     Environmental Group: Environmental services and energy resource reclamation, including enzyme processes, mechanical systems and bioremedial technologies.

     Manufacturing and Distribution Group: Manufactures and distributes proprietary and standard products (custom pipe, pipe fittings and valves). Manufactures and distributes porous pipe, wood substitution and alternative building materials made from recycled rubber and thermoplastics.

                                                   1995           1994            1993
                                                ----------     -----------     -----------
     Revenues from unaffiliated customers:
       Environmental.........................   $1,725,384     $ 1,440,290     $   269,073
       Manufacturing and Distribution........      917,351         505,407               -
                                                ----------     -----------     -----------
         Total revenues.......................  $2,642,735     $ 1,945,697     $   269,073
                                                ==========     ===========     ===========
     Operating income (loss):
       Environmental.........................  $(1,943,874)    $(2,101,652)    $(2,111,810)
       Manufacturing and Distribution........       (4,088)         30,785               -
       Other.................................   (2,279,738)     (1,885,423)     (2,560,175)
                                               -----------     -----------     -----------
         Total operating loss................. $(4,227,700)    $(3,956,290)    $(4,671,985)
                                               ===========     ===========     ===========

                                                                      DECEMBER 31,
                                                               --------------------------
                                                                  1995           1994
                                                               -----------    -----------
     Identifiable assets:
       Environmental.....................................      $ 1,827,628    $ 1,940,169
       Manufacturing and Distribution....................        5,012,144        194,221
       Other.............................................        1,044,947      6,056,287
                                                               -----------    -----------

                                                               $ 7,884,719    $ 8,190,677
                                                               ===========    ===========

                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                                --------------------------------------
                                                                      1995          1994          1993
                                                                ----------    ----------    ----------
     Capital expenditures:
      Environmental...........................................  $  150,297    $  422,187    $  549,158
      Manufacturing and distribution..........................     991,004        58,115             -
      Other...................................................      19,019             -             -
                                                                ----------    ----------    ----------

                                                                $1,160,320    $  480,302    $  549,158
                                                                ==========    ==========    ==========

     Depreciation and amortization:
      Environmental...........................................  $  230,851    $  211,104    $   79,416
      Manufacturing and Distribution..........................      27,236         8,785             -
      Other...................................................      25,797        18,720             -
                                                                ----------    ----------    ----------

                                                                $  283,884    $  238,609    $   79,416
                                                                ==========    ==========    ==========

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 - SUBSEQUENT EVENTS

     In January 1996, an officer and director of the Company loaned $250,000 to IPF under the terms of a promissory note. The note bears interest at 13%, requires monthly payments of $5,700, matures January 1999 and is collateralized by equipment. Proceeds from the note were used to purchase equipment.

     Subsequent to year end, the Company issued 50 shares of Series E convertible preferred stock (Series E) for net proceeds of $1,218,750. The Series E holders have certain liquidation preferences, and are not entitled to any dividends. At the option of the Series E holders, the preferred stock may be converted into the Company's common stock using a conversion rate computed as the lesser of (a) a calculated value utilizing a discount to the market price, as defined or (b) $1.50 per share. One-fourth of the Series E shares can be converted after August 1996, with another one-fourth available for conversion every three months thereafter. In addition, the Company at its option may redeem any of the Series E preferred stock still outstanding on or after February 16, 1999 at $25,000 per share.

     On April 8, 1996, the Company issued 82,000 shares of Series F convertible preferred stock (Series F) and stock purchase warrants to purchase 8,200,000 shares of the Company's common stock (Series F Warrants). Cash proceeds of $5,500,000 were received for issuance of 55,000 Series F shares and 5,500,000 Series F Warrants. The remaining 27,000 Series F shares and 2,700,000 Series F Warrants were issued in exchange for the surrender of the 13.5% convertible subordinated debentures and the warrants (see Note 8(a)). The Series F Warrants have an exercise price of $1.00 per share, subject to certain adjustments, and expire on April 8, 2004.

     Dividends accrue on the Series F shares at a per annum rate of $13.50 per share and are payable semi-annually. The Company may elect to defer and accrue dividend payments during the first three years, in which case, each holder may elect to receive payment of the dividend in the form of additional Series F shares. All accrued but unpaid dividends shall accrue interest at a rate of 13.5%. The holders of the Series F shares have certain liquidation preferences. The Series F shares may be converted into the Company's common stock at the option of the holder using a conversion rate, subject to certain adjustments, of $1.00 per share. On or after April 8, 2001, the Series F shares can be converted at the holder's option using the lesser of (a) the current conversion price; or
(b) a calculated value utilizing a discount to the market price, as defined. Subject to certain conversion rights, the Company may redeem the Series F shares at a face value on or after April 8, 2004.

     Each Series F share entitles the holder to voting privileges equal to the number of shares of common stock into which such Series F share may be converted from time to time. In addition, the Company has agreed to cause its Board of Directors to be increased to nine positions, four of which may be filled by nominees selected by the holders of the Series F shares.

     The preferred stock purchase agreement and the certificate of designation for the Series F shares contain covenants which, if breached by the Company, provide for certain remedies. Certain of these covenants are considered outside of the Company's control. These covenants include, among other things, that the Company obtain a minimum net worth, as defined in the agreement, by December 31, 2000. For breach of these covenants that are outside of the Company's control the remedy allows the Series F holders to convert their shares into the Company's common stock using a conversion rate computed as the lesser of (a) the conversion price, as adjusted; or (b) a calculated value utilizing a discount to the market price, as defined. Also, the stock purchase agreement contains certain covenants that are considered within the control of the Company. These covenants, among other things, require the delivery of financial information and restrict the Company from incurring additional debt if, immediately upon incurrence of such debt, the Company's debt to equity ratio exceeds a certain ratio, as defined by the agreement. For breach of these covenants that are within the Company's control the remedies allow the Series F holders to elect a majority of the Company's Board of Directors and to either (1) convert their shares into the Company's common stock using a conversion rate computed as the lesser of (a) the conversion price, as adjusted; or (b) a calculated value utilizing a discount to the market price, as defined; or (2) request the Company to redeem their shares. If the Series F holders elect redemption, the shares will be redeemed at the greater of (a) the fair market value, as defined; or (b) the initial purchase price, plus unpaid dividends and interest, if any. At the Company's option, the shares may be redeemed with cash or a three year promissory note.

     The proceeds of the Series E and Series F preferred stock issuances will be used to repay certain debt, accrued interest, and to meet general working capital needs. Because of the significance of the Series E and Series F preferred stock issuances, a pro forma balance sheet presentation has been provided to show the effect of the issuances of the Series E and Series F preferred stock, repayment of certain debt and accrued interest, and the exchange of debt for Series F preferred stock, as if such events occurred at December 31, 1995.

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.
                            STOCKHOLDER INFORMATION

Common Stock Information:
The Company's Common Stock is traded on the over-the-counter market and listed on the National Association Securities Dealers, Inc. Automated Quotation System (NASDAQ) under the symbol "NATK." The following table sets forth, for the periods indicated, the range of high and low bid prices of the Common Stock as reported by the National Quotation Bureau.

                                 High Bid        Low Bid
1994
First Quarter...................   5.25           3.00
Second Quarter..................   4.25           2.50
Third Quarter...................   3.25           1.25
Fourth Quarter..................   2.75           1.25

1995
First Quarter...................   3.125          1.625
Second Quarter..................   1.94            .94
Third Quarter...................   1.50            .813
Fourth Quarter..................   1.03            .46

These quotations represent prices between dealers and do not include retail markups, markdowns, or commissions and do not necessarily represent actual transactions.

Holders:
Records of the company's stocks transfer agent indicate that as of March 31, 1996, the Company had approximately 340 record holders of its Common Stock. A significant number of the shares of the Company are held by financial institutions in "street name." Inquiry of brokerage sources leads management to believe that it is likely that the Company has more than 2,300 stockholders.

Dividend Policy:
The Company has not paid any cash dividends to date and does not anticipate or contemplate paying cash dividends in the foreseeable future. It is the present intention of management to utilize all available funds for working capital of the Company.

Annual Meeting
Stockholders are invited to attend the Annual Meeting of Stockholders of North American Technologies Group, Inc. The Annual Meeting will be held at 10:00 a.m. on June 27, 1996 at the Houstonian Hotel, 111 Post Oak Lane, Houston, Texas 77024.

10-K Information:
A copy of the Company's 1995 Form 10-K as filed with the Securities and Exchange Commission is available, without charge, by calling or writing North American Technologies Group, Inc.

Investor Relations:
Security analysts, investment
professionals and stockholders
should direct inquiries to
Carolyn George, Manager
Shareholder Relations at
(713) 662-2699.

Corporate Headquarters:
North American Technologies
 Group, Inc.
4710 Bellaire Boulevard
Suite 301
Bellaire, Texas 77401

Transfer Agent and Registrar:
Continental Stock Transfer
 and Trust Company
2 Broadway
New York, NY 10004
Phone: (212) 509-1000

NASDAQ Symbol: NATK

Auditors:
BDO Seidman, LLP
1200 Smith
Suite 3060
Houston, Texas 77002

Corporate Counsel:
Buchanan Ingersoll
 Professional Corporation
Two Logan Square
12th Floor
18th and Arch Streets
Philadelphia, PA 19103-2771


Directors
Tim B. Tarrillion
President
Chief Executive Officer
Chairman of the Board

David M. Daniels
Executive Vice President

Donovan Boyd
Sr. Vice President
Chief Operating Officer

William T. Aldrich
Executive Vice President
Gaia Technologies, Inc.

Officers
Tim B. Tarrillion
President
Chief Executive Officer
Chairman of the Board

David M. Daniels
Executive Vice President

Donovan Boyd
Sr. Vice President
Chief Operating Officer

Judy Knight Shields
Sr. Vice President
Chief Financial Officer